Alliance National Municipal Income Fund, Inc.	Exhibit 77C
811-10577


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Alliance National Municipal Income Fund, Inc (ANYMIF) was held on March 24, 2005. A description of each proposal and number of shares voted at the meeting are as follows:

To elect four Directors of ANYMIF for a term of two or three years and until his or her successor is duly elected and qualifies.
Class One Nominee (term expires 2007): Michael J. Downey, 4,551,080 shares voted for, 59,088 shares withheld.
Class Two Nominees (terms expire 2008): William H. Foulk, Jr., 4,556,546 shares voted for, 53,622 shares withheld. David H. Dievler, 4,554,746 shares voted for, 55,422 shares withheld.